Securities and Exchange Commission
                    Washington, D.  C.  20549

                         _______________


                            Form 10-SB

                          ______________


           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                         PCG MEDIA, INC.
               (Name of registrant in its charter)


        NEVADA                                      84-1423373
(State of incorporation)             (I. R. S. Employer Identification No.)


                        525 SOUTH 300 EAST
                    SALT LAKE CITY, UTAH 84111
                          (801) 323-2395

 (Address and telephone number of principal executive offices and principal place of business)


                         ________________

   Securities registered pursuant to Section 12(b) of the Act:

                               None
                         ________________

   Securities registered pursuant to Section 12(g) of the Act:


                  Common Stock, par value $.001
                       Title of each class

                        Table of Contents







                              PART I

Item 1:   Description of Business...........................................3
Item 2:   Management's Discussion and Analysis or Plan of Operation.........6
Item 3:   Description of Property...........................................6
Item 4:   Security Ownership of Certain Beneficial Owners and Management....7
Item 5:   Directors, Executive Officers, Promoters and Control Persons......8
Item 6:   Executive Compensation............................................8
Item 7:   Certain Relationships and Related Transactions ...................9
Item 8:   Description of Securities.........................................9

                             PART II

Item 1:   Market for Common Equity and Related Shareholder Matters..........9
Item 2:   Legal Proceedings................................................10
Item 3:   Changes In and Disagreements With Accountants ...................10
Item 4:   Recent Sales of Unregistered Securities..........................10
Item 5:   Indemnification of Directors and Officers........................11

                             PART F/S

Financial Statements.......................................................11

                             PART III

Item 1:  Index to and Description of Exhibits..............................12

                    FORWARD LOOKING STATEMENTS

     In this registration statement references to "PCG," "we," "us," and "our" refer to PCG Media, Inc.

      This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within PCG's control. These factors include but are not limited to economic conditions generally and in the industries in which PCG may participate; competition within PCG's chosen industry, including competition from much larger competitors; technological advances and failure by PCG to successfully develop business relationships.

                              PART I

                 ITEM 1:  DESCRIPTION OF BUSINESS

Business Development

     PCG Media, Inc. was originally incorporated in the state of Utah on November 7, 1985 under the name of International Hi-Tech Research Corporation ("Hi-Tech"). Hi-Tech was organized to manufacture and distribute small airplane parts. In October of 1991 Hi-Tech acquired Standard Aero Parts, Inc., a California corporation. In December of 1991 Hi-Tech merged into a California corporation named Standard Group International, Inc. ("Standard California") with Standard California as the surviving corporation. On June 30, 1996 Standard California rescinded the acquisition of Standard Aero Parts, Inc. After the rescission Standard California became inactive.

     On July 21, 1997 Standard California's wholly owned subsidiary, Standard Group International, Inc. was incorporated in the state of Nevada ("Standard Nevada"). Standard California merged with such wholly owned subsidiary on April 30, 1998 solely to change its domicile from California to Nevada. Standard Nevada changed its name to Entertainment 21, Inc. ("Entertainment") on May 20, 1998. On November 18, 1998 Entertainment merged with PCG Media, Inc. with Entertainment being the surviving corporation. PCG Media, Inc. was an investment management company established to acquire and manage independent
media and entertainment properties.   Pursuant to the Articles of Merger,
Entertainment changed its name to PCG Media, Inc. on November 18, 1998. Subsequently certain contracts never came to fruition and PCG ceased commercial operations shortly after the merger.

Our Plan

     We have no assets and have had recurring operating losses for the past several years. We are dependent upon financing to continue our operations. Our independent auditors have expressed substantial doubt in our ability to continue as a going concern. Our business plan is to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Our acquisition of a business opportunity may be made by merger, exchange of stock, or otherwise. We have very limited sources of capital, and we probably will only be able to take advantage of only one business opportunity. At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition.

      Our search for a business opportunity will not be limited to any particular geographical area or industry. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our shareholders.

      Our activities are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our shareholders.

Investigation and Selection of Business Opportunities

     A decision to participate in a specific business opportunity may be made upon our management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concept, the merit of technological changes, the perceived benefit that company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, we anticipate that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.

     Our management will analyze the business opportunities, however, none of our management are professional business analysts (See "Directors and Executive Officers," below). Our management might hire an outside consultant to assist in the investigation and selection of business opportunities. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors. We have not established the criteria to be used in selecting such consultants or advisors, the service to be provided, the term of service, or the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash.

     In our analysis of a business opportunity we anticipate that we will consider, among other things, the following factors:

     (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

     (2) Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

     (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on a exchange or on a national automated securities quotation system, such as NASDAQ.

     (4) Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

     (5)   The extent to which the business opportunity can be advanced;

     (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

     (7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

     (8) The cost of our participation as compared to the perceived tangible and intangible values and potential; and

     (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     No one of the factors described above will be controlling in the selection of a business opportunity. Management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development. Thus, the task of comparative investigation and analysis of such business opportunities will be extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the business opportunity to be acquired.

Form of Acquisition

     We cannot predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of us and the promoters of the opportunity. The legal structure or method deemed by management to be suitable will be selected based upon our review and our relative negotiating strength. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other form of organization. We may be required to merge, consolidate or reorganize with other corporations or forms of business organizations. In addition, our present management and stockholders most likely will not have control of a majority of our voting shares following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by our stockholders.

Competition

     We expect to encounter substantial competition in our effort to locate attractive opportunities. Business development companies, venture capital partnerships and corporations, ventures capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals will be our primary competition. Many of these entities will have significantly greater experience, resources and managerial capabilities than we do and will be in a better position than us to obtain access to attractive business opportunities. We also will experience competition from other public "blind pool" companies, many of which may have more funds available.

Employees

     We currently have no employees. Our management expects to confer with consultants, attorneys and accountants as necessary. We do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. We will determine the need for employees based upon the specific business opportunity.

Reports to Security Holders

     PCG has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

     Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549 and at the Denver Regional offices of the SEC located at 1801 California Street, Suite 4800, Denver, Colorado 80202. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


ITEM 2: MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

     We have no assets and have experienced losses from inception. As of August 31, 1999 we had no cash on hand and no outstanding liabilities. We have no material commitments for capital expenditures for the next twelve months.

     As of the date of this Form 10-SB, we have yet to generate positive cash flow. Since inception, we have primarily financed our operations through the sale of our common stock.

     We believe that our current cash needs can be met by loans from our directors, officers and shareholders for at least the next twelve months. We cannot assure that the commitments of our directors, officers and share holders will be sufficient to cover our expenses. In addition, if we obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling our common stock or borrowing money. We cannot assure that funds will be available from any source or if available, that we will be able to obtain funds on terms agreeable to us. Any sale of our common stock will be completed pursuant to the exemptions provided by federal and state laws.

     During the next twelve months our management intends to actively seek business opportunities that will provide necessary operating revenue.

Year 2000 Compliance

     We have completed a review of our computer systems and operations to determine the extent to which our business will be vulnerable to potential errors and failures as a result of the "Year 2000" problem. Year 2000 errors could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, provide services or engage in similar activities. In a worse case scenario these failures, miscalculations and disruptions could temporarily shut down or impede our operations, if any.

     We have concluded, based on our review of our computer systems, that our significant computer programs and operations will not be materially affected by the Year 2000 problem. However, there can be no assurance that the systems of other companies with which we may do business with will be in compliance and this may have a material adverse effect on our operations, if any.


                 ITEM 3:  DESCRIPTION OF PROPERTY

     We do not currently own or lease any property. We utilize office space in the office of our President, John W. Peters, at no cost. Until we pursue a viable business opportunity and recognize income, we will not seek independent office space.

        ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT

      The following table sets forth, as of October 5, 1999, the beneficial ownership of our outstanding common stock of; (i) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 7,985,855 shares of common stock outstanding as of October 5, 1999.

                    CERTAIN BENEFICIAL OWNERS

                                        Common Stock Beneficially Owned
                                     ------------------------------------
Name and Address of                  Number of Shares of     Percentage
Beneficial Owners                    Common Stock            of Class
-----------------------------        ---------------------   -----------

3CG Ltd.                                    400,855             5%
3664 Latimore Rd.
Shaker Heights, Ohio 44122

Bacchus Investments, Inc.                   650,000             8.1%
7 Piedmont Center, Ste 100
Atlanta, Georgia 30305

Carolina Supplies Corporation             1,267,500            15.8%
932 Burke Street
Winston Salem, North Carolina 27101

Enloe & Company                           1,462,500            18.3%
801 W 47th St., Ste. 400
Kansas City, MO 64112

Transint Holdings and Consulting, Inc.    1,462,500            18.3%
328 Bay St., 2nd Floor
Nassau, Bahamas

                            MANAGEMENT

                                        Common Stock Beneficially Owned
                                     ------------------------------------
Name and Address of                  Number of Shares of     Percentage
Beneficial Owners                    Common Stock            of Class
-----------------------------        ---------------------   -----------

John W. Peters                                   25,000            *
2554 West 4985 South
Taylorsville, Utah 84118

Jeffrey J. Jonas                                 25,000            *
2019 East Aldo Circle
Salt Lake City, Utah 84108

All executive officers and
   directors as a group                          50,000            *

*Less than 1%

ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Our executive officers and directors and their respective ages, positions and term of office are set forth below. Biographical information for each of those persons is also presented below. Our bylaws require two directors who serve for terms of one year and our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.


Name                   Age    Position Held         Director or Officer Since
-------------          ----   ------------------    -------------------------
John W. Peters          47    President, Director   February 25, 1999
Jeffrey J.  Jonas       44    Secretary/Treasurer,
                                Director            July 1, 1999

John W. Peters was appointed President and a Director in February of 1999. He is the President and a director of Earth Products & Technologies, Inc., a reporting company. He has been with Earth Products since June of 1993, serving as the Operations Manager of that company from 1993 to 1997, and then as President since June of 1997. Mr. Peters studied business administration at Long Beach Community College and California Polytechnic State University in San Louis Obispo, California.

Jeffrey J. Jonas was appointed Secretary/Treasurer of PCG Media in July of 1999. Since November of 1992 to the present he has served as President and principal broker of American Housing Development Corporation which is a real estate development company. Since 1978 he has also worked as a sports commentator for KALL Radio and KUTV Television based in Salt Lake City, Utah. In 1978 he received a Master's degree in journalism from Northwestern University, Evanston, Illinois and in 1977 he earned a bachelors degree, cum laude, in journalism from the University of Utah in Salt Lake City, Utah.


                 ITEM 6:  EXECUTIVE COMPENSATION

     During the fiscal years ended June 30, 1997 and 1998, none of our officers received cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights in excess of $100,000.

     The following table shows compensation of our executive officers for 1999.


                    SUMMARY COMPENSATION TABLE

                       Annual Compensation
                       -------------------
                                                                 Other
                              Fiscal                             Annual
Name and Principal Position   Year       Salary ($)   Bonus      Compensation
---------------------------   --------   ----------   --------   ------------
John W. Peters                1999           $0          $ 0      $21,500
President

Jeffrey J.  Jonas             1999            0            0       21,500
Secretary/Treasurer

   * Messrs. Peters and Jonas each received 25,000 of our common shares, valued at $21,500 as an inducement to serve as our officer and director.

Compensation of Directors

     We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.

Employment Contracts

      We have not entered into employment agreements with our officers or directors.


     ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following information summarizes certain transactions either we engaged in during the past two years or we propose to engage in involving our executive officers, directors, 5% stockholders or immediate family members of such persons.

     On June 28, 1999 our President, John W. Peters, and our
Secretary/Treasurer, Jeffrey J. Jonas, each received 25,000 common shares valued at $21,500 as an inducement to serve as an officer and director.


                ITEM 8:  DESCRIPTION OF SECURITIES

Common Stock

     We are authorized to issue 50,000,000 shares of common stock, par value $.001, of which 7,985,855 were issued and outstanding as of October 5, 1999. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

     We are authorized to issue 10,000,000 shares of preferred stock, valued at $.001. We have not issued preferred stock.

                             PART II

                ITEM 1:  MARKET FOR COMMON EQUITY
                  AND RELATED STOCKHOLDER MATTERS

    Our common stock is listed on the OTC NASDAQ Electronic Bulletin Board under the symbol "PCGM". We have had minimal trading activity in our stock as of this filing. We have approximately 122 stockholders of record holding 7,985,855 common shares as of October 5, 1999. 357,500 common shares are free trading and the balance are restricted stock as that term is defined in Rule 144.

Dividends

     We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

Stock Split

     On June 9, 1998 our Board of Directors authorized a 1-for-10 reverse stock split. The discussions in this registration statement regarding our common shares reflect the reverse stock split.

OTC Bulletin Board Eligibility Rule

    In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rules 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of our common stock on the OTC Bulletin Board. The NASD eligibility rule requires that the SEC come to a position of no further comment regarding any Form 10 registration statement before the NASD considers a company compliant. We cannot assure that the SEC will come to such a position in regards to this registration statement prior to our phase-in-date of December 1, 1999. According to the eligibility rule, if we are not in compliance at our phase-in-date our common stock will be removed from the OTC Bulletin Board. In that event, we intend to move our listing to the National Quotation Bureau's Pink Sheets. This delisting may adversely affect the market, if any, in our stock.


                    ITEM 2:  LEGAL PROCEEDINGS

     We are not a party to any proceedings or threatened proceedings as of the date of this filing.

     ITEM 3:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.


         ITEM 4:  RECENT SALES OF UNREGISTERED SECURITIES

      The following discussion describes all securities sold by us within the past three years without registration:

     In a private transaction on June 1, 1998, our Board of Directors authorized the issuance of an aggregate of 10,000 common shares valued at $10,000 to Robert Lambert, Jr. and Ronald Lambert. Each received 5,000 common shares for services rendered as prior officers and directors of Standard California.

     On October 30, 1998, in an offering pursuant to Rule 504, our Board of Directors authorized the issuance of 60,300 common shares valued at $6,030 to SGS Holdings, Inc. for fees, costs and services rendered.

     In a private transaction on November 17, 1998 our Board of Directors authorized the issuance of 7,000,000 common shares to the seventeen (17) shareholders of PCG Media, Inc. in exchange for 100% of that company's outstanding common shares.

     In a private transaction on June 28, 1999, our Board of Directors authorized the issuance of an aggregate of 50,000 common shares valued at $43,000. 25,000 shares each were issued to John W. Peters and Jeffrey J. Jonas as an inducement to serve as our officer and director.

     In connection with each of the above private transactions, we believe that each acquirer (i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for his own account for investment purposes and not with a view to or for resale in connection with any distribution for purpose of the federal securities laws, (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition and (iv) was aware that the certificate representing the securities would bear a legend restricting their transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


        ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. Indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful.
This right of indemnification shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise.

     We will not indemnify an individual adjudged liable due to his negligence or wilful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

     Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is judged not to have met the standard of conduct.



                             PART F/S

Index to Financial Statements

Accountants' Report                        F-3

Balance Sheets                             F-4

Statements of Operations                   F-5

Statements of Stockholders' Equity         F-6

Statements of Cash Flows                   F-7

Notes to the Financial Statements          F-8

                         PCG Media, Inc.

                  ( a Development Stage Company)

                       Financial Statements

                  June 30, 1999, 1998 and 1997

                   CROUCH, BIERWOLF & CHISHOLM
                   Certified Public Accountants
                   50 West Broadway, Suite 1130
                    Salt Lake City, Utah 84101
                      Office (801) 363-1175
                        Fax (801) 363-0615


                   INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of PCG Media, Inc.

We have audited the accompanying balance sheets of PCG Media, Inc. (a development stage company) as of June 30, 1999, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years ended June 30, 1999, 1998 and 1997 and from inception on October 15, 1985 through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCG Media, Inc. (a development stage company) as of June 30, 1999, 1998 and 1997 and the results of its operations and cash flows for the years ended June 30, 1999, 1998 and 1997 and from inception on October 15, 1985 through June 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's recurring operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Crouch Bierwolf & Chisholm

Salt Lake City, Utah
August 6, 1999

                         PCG Media, Inc.
                  (A Development Stage Company)
                          Balance Sheets

                              ASSETS
                            ---------

                                   June 30,            June 30,
                               --------------- ------------------------------
                                       1999         1998             1997
                               --------------- --------------- ---------------

ASSETS                         $           -   $           -   $          -
                               --------------- --------------- ---------------

TOTAL ASSETS                   $           -   $           -   $          -
                               =============== =============== ===============


               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------

CURRENT LIABILITIES
     Income Taxes payable                  -               -              -
                               --------------- --------------- ---------------
     Total Liabilities                     -               -              -
                               --------------- --------------- ---------------
STOCKHOLDERS' EQUITY

     Common stock, $.001 par
     value; 50,000,000 shares
     authorized; 8,250,000,
     1,189,700 and 1,179,700
     shares issued and
     outstanding, respectively         1,896           1,190          1,180

     Additional paid-in capital       58,077          52,753         41,760

     Deficit accumulated during
      the  development stage         (59,973)        (53,943)       (43,943)
                               --------------- --------------- ---------------
     Total Stockholders' Equity            -               -              -
                               --------------- --------------- ---------------
TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY      $           -   $           -   $          -
                               =============== =============== ===============

The accompanying notes are an integral part of these financial statements.
                               F-4

                         PCG Media, Inc.
                  (A Development Stage Company)
                     Statements of Operations



                                                                              From
                                                                             Inception
                                                                            on October
                                        For the Years Ended                15, 1985 to
                                              June 30                        June 30,
                                    1999            1998        1997           1999
                                 ------------ ------------ ------------ --------------
REVENUES                         $         -  $         -  $         -  $           -
                                 ------------ ------------ ------------ --------------
EXPENSES
     General & Administrative          6,030       10,000        1,003         59,973
                                 ------------ ------------ ------------ --------------
     TOTAL EXPENSES                    6,030       10,000        1,003         59,973
                                 ------------ ------------ ------------ --------------
Net Loss From Operations              (6,030)     (10,000)      (1,003)       (59,973)
                                 ------------ ------------ ------------ --------------
NET LOSS                              (6,030)     (10,000)      (1,003)       (59,973)
                                 ============ ============ ============ ==============
LOSS PER SHARE                   $    (0.001) $    (0.008) $    (0.001) $       (0.04)
                                 ============ ============ ============ ==============
WEIGHTED AVERAGE SHARES
     OUTSTANDING                   5,604,900    1,189,700    1,179,700      1,496,500
                                 ============ ============ ============ ==============

The accompanying notes are an integral part of these financial statements.
                               F-5

                         PCG Media, Inc.
                   (A Development Stage Company)
                 Statement of Stockholders' Equity
     From Inception on October 15, 1985 through June 30, 1999

                                                                           Deficit
                                                                           Accumulated
                                                             Additional    During the
                                            Common Stock     Paid-in       Development
                                       Shares       Amount   Capital       Stage
                                     ------------- --------- ------------ ------------
Balance at inception                            -  $      -  $         -  $         -

Issuance of shares for cash
   to organizers                          375,000       375       14,625            -

Issuance of shares for cash
   to public at $.02 per share            104,700       105       20,835            -

Net (loss) from inception to
  June 30, 1986                                 -         -            -      (15,000)

Net (loss) June 30, 1987                        -         -            -      (20,940)

Issuance of common stock for
    acquisition of Standard
    Aero Parts, Inc.                    3,390,000     3,390       (3,390)           -

Recision of Standard  Aero
    Parts, Inc. acquisition            (3,390,000)   (3,390)       3,390            -

Issuance of common stock for services     700,000       700        6,300            -

Net (loss) for the year ended
    June 30, 1996                               -         -            -       (7,000)
                                     ------------- --------- ------------ ------------
Balance - June 30, 1996                 1,179,700     1,180       41,760      (42,940)

Net (loss) for the year ended
     June 30, 1997                              -         -            -       (1,003)
                                     ------------- --------- ------------ ------------
Balance - June 30, 1997                 1,179,700     1,180       41,760      (43,943)

Issuance of common stock for services      10,000        10        9,990            -

Contribution by shareholders                    -         -        1,003            -

Net (loss) for the year ended
     June 30, 1998                              -         -            -      (10,000)
                                     ------------- --------- ------------ ------------
Balance - June 30, 1998                 1,189,700     1,190       52,753      (53,943)

Issuance of common stock for services      60,300         6        6,024            -

Issuance of common stock in merger      7,000,000       700         (700)           -

Net (loss) for year ended
     June 30, 1999                              -         -            -       (6,030)
                                     ------------- --------- ------------ ------------
Balance - June 30, 1999                 8,250,000  $  1,896  $    58,077  $   (59,973)
                                     ============= ========= ============ ============

The accompanying notes are an integral part of these financial statements
                               F-6

                          PCG Media, Inc.
                   (A Development Stage Company)
                     Statements of Cash Flows
     From inception on October 15, 1985 through June 30, 1999

                                                                                    From
                                                                                  Inception
                                                                                  October 15,
                                              For the Years Ended                   1985
                                                    June 30                        Through,
                                       -------------------------------------       June 30,
                                          1999            1998        1997           1999
                                       ------------ ------------ ------------ --------------

Cash Flows form Operating Activities

  Net loss                             $    (6,030) $   (10,000) $    (1,003) $     (59,973)
  Less non-cash items:
  Shares issued for services                 6,030            -            -         23,030
    Increase in taxes payable                    -       10,000        1,003          1,003
                                       ------------ ------------ ------------ --------------
Net Cash Provided (Used) by
   Operating Activities                          -            -            -        (35,940)
                                       ------------ ------------ ------------ --------------
Cash Flows from Investing Activities             -            -            -              -
                                       ------------ ------------ ------------ --------------
Cash Flows from Financing Activities
  Proceeds from Issuance
   of common stock                               -            -            -         35,940
                                       ------------ ------------ ------------ --------------
  Net Cash Provided (Used) by
   Financing Activities                          -            -            -         35,940
                                       ------------ ------------ ------------ --------------
Increase in Cash                                 -            -            -              -

Cash and Cash Equivalents at
  Beginning of Period                            -            -            -              -
                                       ------------ ------------ ------------ --------------
Cash and Cash Equivalents at
  End of Period                        $         -  $         -  $         -  $           -
                                       ============ ============ ============ ==============
Supplemental Cash Flow Information:
  Cash paid for:
   Interest                            $         -  $         -  $         -  $           -
   Income taxes                        $         -  $         -  $         -  $           -

The accompanying notes are an integral part of these financial statements.
                               F-7

                          PCG Media, Inc.
                   (A Development Stage Company)
                 Notes to the Financial Statements
                   June 30, 1999, 1998 and 1997

NOTE 1 - Summary of Significant Accounting Policies

    a.     Organization

        The Company was organized in the State of Utah on October 15, 1985 under the name of Hi-Tech Research Corporation (Hi-Tech). During 1986 and 1987 the Company completed a public offering of its common stock. In October of 1991 the Company completed an acquisition with Standard Aero Parts, Inc.
(Aero) a California corporation, wherein the Company acquired all the outstanding stock of Aero for 3,390,000 shares. In December of 1991 the Company merged into a California corporation named Standard Group International, Inc. (Standard) with Standard becoming the surviving corporation. The merger was recorded as a pooling of interest business combination. Then effective June 30, 1996 the Company rescinded the acquisition of Aero and the shareholders returned all but 700,000 shares,
which were kept for services rendered.   In  April of 1998, the Company merged
into a Nevada corporation named Standard Group International, Inc. (Standard) with Standard of Nevada (the Company) becoming the surviving corporation. The merger was recorded as a pooling of interest business combination. In May of 1998, the Company's name was changed to Entertainment 21, Inc. In November of 1998,the Company merged into a Nevada corporation named PCG Media, Inc. with PCG becoming the surviving corporation. The merger was recorded as a pooling of interest business combination. The Company is a development stage company.


    b.   Recognition of Revenue

          The Company recognized income and expense on the accrual basis of accounting.

    c.    Earnings (Loss) Per Share

          The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

    d.    Accounting Year End

         The Company has established that it will have a June 30 fiscal year end for financial reporting and preparation of income tax returns.

    e.   Cash and Cash Equivalents

        The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

                          PCG Media, Inc.
                   (A Development Stage Company)
                 Notes to the Financial Statements
                   June 30, 1999, 1998 and 1997

Note 1 - Summary of Significant Accounting Policies (continued)

    f.  Provision for Income Taxes

     No provision for income taxes has been recorded due to net operating loss carry forwards totaling approximately $60,000 that will be offset against future taxable income. These NOL carry forwards began to expire in 2001. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carry forward will expire unused.

        Deferred tax assets and the valuation account is as follows at June 30, 1999, 1998 and 1997.


                                                      June 30,
                                        1999            1998        1997
                                     ------------ ------------- ------------
        Deferred tax asset:
             NOL carry forward       $    10,000  $      8,500  $     6,600

             Valuation allowance        ( 10,000)       (8,500)      (6,600)
                                     ------------ ------------- ------------
        Total                        $         -  $         -   $        -
                                     ============ ============= ============

Note 2 - Going Concern

        The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The company has no assets and has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

Note 3 - Development Stage Company

        The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and searching for a business operation with which to merge, or assets to acquire, in order to generate significant operations.

Note 4 - Stock Split

        On June 9, 1998, the Board of Directors authorized a 1 for 10 reverse stock split. These financial statements have been retroactively restated to reflect the reverse stock split.

                             PART III

INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibits

Exhibit
Number    Description

2.1         Articles of Incorporation of Standard Group International, Inc.

2.2         Articles of Merger filed April 30, 1998.

2.3         Amendment to Articles of Incorporation filed May 20, 1998.

2.4         Articles of Merger filed November 18, 1998.

2.5         Bylaws of PCG.

8.1 Agreement of Merger between International Hi-Tech Research Corporation, Inc. and Standard Group International, Inc. dated December 14, 1991.

8.2 Agreement and Plan of Reorganization between PCG Media, Inc. and Entertainment 21, Inc. dated November 13, 1998.

27.1         Financial Data Schedule



                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

       10/8/99
Date_________________________



                                     PCG MEDIA, INC.


                                            /s/ John W. Peters
                                     By: ________________________________
                                                John W. Peters, President